Suite 1120, Cathedral Place 925 W. Georgia Street, Vancouver, British Columbia Canada V6C 3L2 Tel: (604) 687-6600 Email: info@aurizon.com Web Site: www.aurizon.com

December 4, 2012

By EDGAR Correspondence
File:  316C

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C., 20549
USA

Attention:  Tia l. Jenkins, Senior Assistant Chief Accountant

Dear Ms. Jenkins,

Re:	Aurizon Mines Ltd. – Form 40-F for Fiscal Year Ended December 31, 2011
File No. 001-31893

Further to your letter dated November 21, 2012, we hereby respond, by including both your comments and our response, as follows:

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2 Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page 9

3. Significant Accounting Policies, page 9

Property, plant and equipment, page 10

1.
Please describe in future filings your accounting policy related to stripping costs incurred prior to commercial production and quantify the amounts that you have capitalized in each of the years presented.  Provide us with a draft of your proposed revisions.

Aurizon response:

Please note that we have not initiated any stripping activities at any of our mining operations to date.  We are anticipating that the stripping of our first open pit operation will occur in the second half of 2013, with commercial production starting in 2014.

We propose to add the following accounting policy note related to stripping costs incurred prior to commercial production in our fiscal year-end financial statements dated December 31, 2012.

Deferral of Stripping Costs

(i)	Pre-commercial production phase

Stripping (i.e., overburden and other waste removal) costs incurred in the pre-commercial production phase of mine development are capitalized. Upon achievement of commercial production, these capitalized costs are amortized to cost of sales on a unit-of-production basis over the economically recoverable reserves that directly benefit from the specific stripping activity.  As at December 31, 2012, the carrying amount of capitalized pre-commercial phase stripping costs was $nil (2011 - $nil).

Note 26 – Transition to IFRS, page 37

2.
We note your disclosures related to the exemptions you applied in your transition to International Financial Reporting Standards do not discuss the mandatory exemptions set forth in paragraphs 14-17 and Appendix B of IFRS 1.  Please address these mandatory exceptions that you applied upon adoption of IFRS.  Please identify for us the items or class of items to which the exceptions were applied, describing the accounting principle that was used and how it was applied.  In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exemptions.

Aurizon response:

In preparing our financial statements under IFRS as at January 1, 2010, we complied with the requirements of IFRS 1, paragraphs 14-17 and appendix B. The disclosures under paragraph 23, and further detailed in paragraphs 24-31C, are included primarily in Note 26, Transition to IFRS, of our financial statements. We do not believe that there are further disclosures required by paragraphs 14-17 or appendix B that are not included in our financial statements.

The most significant items in our financial statements impacted by the mandatory exceptions of IFRS 1 were various estimates. IFRS 1 requires that estimates in accordance with IFRS at the date of transition be consistent with estimates made for the same date in accordance with previous GAAP. In our financial statements, Note 4 - Significant Accounting Estimates and Judgments sets out a summary of our significant estimates. Certain of the estimates disclosed in Note 4 were impacted by the application of the mandatory exception. We did not evaluate the impact of hindsight on our previous estimates; however, in certain cases with the application of hindsight, the recorded amounts associated with our estimates may have been different.

A summary of our consideration of IFRS, Appendix B is as follows:

1.	IFRS 1, Appendix B2 and B3 – Derecognition of financial assets and financial liabilities

We did not have any historical transactions impacted by these provisions.

2.	IFRS 1, Appendix B4, B5 and B6 – Hedge Accounting

This exception did not impact our financial statements because (a) all derivatives that we recognized in our financial statements under Canadian GAAP were already measured at fair value, which is consistent with the IFRS requirements; (b) we did not have deferred gains or losses relating to derivatives on our financial statements under Canadian GAAP; and (c) we did not apply hedge accounting under Canadian GAAP.

3.	IFRS 1, Appendix B7 - Non-controlling interests

This exception did not impact our financial statements because we do not have any non-controlling interest.

As requested in your letter, please accept the following acknowledgement:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the aforementioned responses satisfactory.  However, should you have any questions or require any further information, please do not hesitate to contact the writer.

Yours very truly,

AURIZON MINES LTD.

/s/
Ian S. Walton,
Executive Vice-President &
Chief Financial Officer

ISW/jask

Cc:

PricewaterhouseCoopers LLP
Attn:  Michael Cinnamond, Partner